SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 1)*
GENERAL GROWTH PROPERTIES, INC.
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
370021107
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, New York 10019
212-813-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with a copy to:
Robert A. Profusek, Esq.
Peter E. Izanec, Esq.
Jones Day
222 East 41st Street,
New York, New York  10017
212-326-3939
December 5, 2008
(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
     Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	370021107	13D	Page	2	of	11	Pages

1	NAME OF REPORTING PERSONS Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,080,690

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

20,080,690

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

20,080,690

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

7.5%[1]

14	TYPE OF REPORTING PERSON (see instructions)

IA
     1 This calculation is based on 268,314,510 shares of common stock (“Common Shares”) of General Growth Properties, Inc. (the “Issuer”) outstanding as of November 10, 2008 as reported in its quarterly report on Form 10-Q for the quarter ended September 30, 2008 (the “9/30/08 10-Q”).

CUSIP No.	370021107	13D	Page	3	of	11	Pages

1	NAME OF REPORTING PERSONS PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,080,690

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

20,080,690

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

20,080,690

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

7.5%[2]

14	TYPE OF REPORTING PERSON (see instructions)

OO
     2 This calculation is based on 268,314,510 Common Shares outstanding as of November 10, 2008 as reported in the 9/30/08 10-Q.

CUSIP No.	370021107	13D	Page	4	of	11	Pages

1	NAME OF REPORTING PERSONS Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,626,991

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

7,626,991

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

7,626,991

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

2.8%[3]

14	TYPE OF REPORTING PERSON (see instructions)

IA
     3 This calculation is based on 268,314,510 Common Shares outstanding as of November 10, 2008 as reported in the 9/30/08 10-Q.

CUSIP No.	370021107	13D	Page	5	of	11	Pages

1	NAMES OF REPORTING PERSONS William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,080,690

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

20,080,690

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

20,080,690

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

7.5%[4]

14	TYPE OF REPORTING PERSON (see instructions)

IN
     4 This calculation is based on 268,314,510 Common Shares outstanding as of November 10, 2008 as reported in the 9/30/08 10-Q.

Item 1. Security and Issuer
     This Amendment No. 1 to Schedule 13D (as amended, this “Schedule 13D”) relates to the common stock, par value $.01 per share (the “Common Shares”), of General Growth Properties, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 110 North Wacker Drive, Chicago, Illinois 60606. This Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Persons as of November 24, 2008 (the “Original 13D”). Capitalized terms used herein but not defined herein shall have the meaning set forth in the Original 13D.
     As of December 8, 2008, the Reporting Persons beneficially owned an aggregate of 20,080,690 Common Shares (the “Subject Shares”), representing approximately 7.5% of the outstanding Common Shares. The Reporting Persons also have additional economic exposure to approximately 48,500,000 Common Shares under certain cash-settled total return swaps (“Swaps”), bringing their total aggregate economic exposure to 68,580,690 Common Shares (approximately 25.6% of the outstanding Common Shares).

Item 4. Purpose of Transaction
     Item 4 of the Original 13D is hereby amended and restated in its entirety as follows:
     The Reporting Persons purchased the Subject Shares and Swaps for investment purposes. Representatives of the Reporting Persons have and expect to conduct discussions from time to time with management of the Issuer, other stockholders of the Issuer or other relevant parties that may include matters relating to the financial condition, strategy, business, assets, operations, capital structure and strategic plans of the Issuer, as well as additional equity investments in the Issuer and necessary steps to permit such investments.
     In addition to the foregoing, the Reporting Persons may engage the Issuer, other stockholders of the Issuer or other relevant parties in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Board of Directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, the availability and cost of debt financing, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including purchasing additional securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Persons’ economic exposure with respect to their investments in the Issuer, selling some or all of the Reporting Persons’ respective holdings in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
     Item 6 of this Schedule 13D is incorporated by reference to Item 4 as if restated in full herein.
Item 5. Interest in Securities of the Issuer
     Item 5 of this Schedule 13D is amended and supplemented as follows:

     (c) Exhibit 99.1, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in Common Shares and Swaps that were effected during the past sixty days by the Reporting Persons for the benefit of the Pershing Square Funds. Exhibit 99.1 of this Schedule 13D amends and restates Exhibit 99.2 of the Original 13D.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Original 13D is hereby amended and restated in its entirety, as follows:
     The Subject Shares are beneficially owned by the Reporting Persons. Furthermore, the Reporting Persons entered into Swaps for the benefit of Pershing Square, L.P. (the “PSLP Swaps”), Pershing Square II, L.P. (the “PSII Swaps”) and Pershing Square International, Ltd (the “PSIL Swaps”, collectively with the PSLP Swaps and PSII Swaps, the “Pershing Square Swaps”) on the dates described on Exhibit 99.1. The Pershing Square Swaps constitute economic exposure to approximately 18.1% notional outstanding Common Shares in the aggregate, have reference prices ranging from $0.49 to $1.58 and expire on the dates described on Exhibit 99.1.
     Under the terms of the Pershing Square Swaps (i) the applicable Pershing Square Fund will be obligated to pay to the counterparty any negative price performance of the notional number of Common Shares subject to the applicable Pershing Square Swap as of the expiration date of such Swap, plus interest at the rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay to the applicable Pershing Square Fund any positive price performance of the notional number of Common Shares subject to the applicable Pershing Square Swap as of the expiration date of the Swaps. With regard to the Pershing Square Swaps, any dividends received by the counterparty on such notional Common Shares will be paid to the applicable Pershing Square Fund during the term of the Swap. All balances will be cash settled at the expiration date of the Swaps. The Pershing Square Funds’ third party counterparties for the Pershing Square Swaps include entities related to BNP Paribas, Citibank, Morgan Stanley and UBS.
     The Pershing Square Swaps do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any Common Shares that may be referenced in such contracts or Common Shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.
     In addition to the agreements referenced above, the Reporting Persons from time to time, may enter into and dispose of additional cash-settled total return swaps or other similar derivative transactions with one or more counterparties that are based upon the value of Common Shares, which transactions could be significant in amount. The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the Common Shares, relative value of the Common Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the Common Shares may be included or a combination of any of the foregoing.
     Certain of the Reporting Persons have purchased debt securities of the Issuer of various maturities and in various amounts.
Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Amended and Restated Trading Data

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2008	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
	By:	PS Management GP, LLC,
its General Partner

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC
By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC
By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

EXHIBIT INDEX

Exhibit 99.1	Amended and Restated Trading Data